                                                Filed Pursuant to Rule 424(b)(1)
                                                Registration No. 333-59260

                                4,032,513 Shares
                         THE GOLDMAN SACHS GROUP, INC.
                                  Common Stock
[GOLDMAN SACHS LOGO]

                             ----------------------

     This is an offering of shares of common stock of The Goldman Sachs Group, Inc.

     All of the shares of common stock in the offering are being sold by Kamehameha Activities Association. Goldman Sachs will not receive any of the proceeds from the sale of the shares.

     Goldman Sachs' common stock is listed on the New York Stock Exchange under the symbol "GS". The last reported sale price of the common stock on April 26, 2001 was $92.49 per share as reported by the Consolidated Tape Association.

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     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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                                                            PER SHARE         TOTAL
                                                            ---------         -----
Initial price to public...................................   $ 91.00     $366,958,683.00
Underwriting discount.....................................   $ 1.365     $  5,504,380.24
Proceeds, before expenses, to Kamehameha Activities
  Association.............................................   $89.635     $361,454,302.76

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     Goldman, Sachs & Co. expects to deliver the shares against payment in New York, New York on May 1, 2001.

                              GOLDMAN, SACHS & CO.

                             ----------------------

                        Prospectus dated April 26, 2001.

                               TABLE OF CONTENTS

                                                              Page
                                                              ----
Available Information.......................................    2
Use of Proceeds.............................................    3
Selling Shareholder.........................................    3
Description of Capital Stock................................    4
Shareholders' Agreement.....................................    9
Shares Eligible for Future Sale.............................    9
Underwriting................................................   11
Validity of Common Stock....................................   11
Experts.....................................................   12
Cautionary Statement Pursuant to The Private Securities
  Litigation Reform Act of 1995.............................   12

                             AVAILABLE INFORMATION

     The Goldman Sachs Group, Inc. is required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any documents filed by us at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings with the SEC are also available to the public through the SEC's Internet site at http://www.sec.gov and through the NYSE, 20 Broad Street, New York, New York 10005, on which our common stock is listed.

     We have filed a registration statement on Form S-3 with the SEC relating to the shares of common stock covered by this prospectus. This prospectus is a part of the registration statement and does not contain all of the information in the registration statement. Whenever a reference is made in this prospectus to a contract or other document of Goldman Sachs, please be aware that the reference is only a summary and that you should refer to the exhibits that are a part of the registration statement for a copy of the contract or other document. You may review a copy of the registration statement at the SEC's public reference room in Washington, D.C., as well as through the SEC's Internet site.

     The SEC's rules allow us to "incorporate by reference" information into this prospectus. This means that we can disclose important information to you by referring you to another document. Any information referred to in this way is considered part of this prospectus from the date we file that document. Any reports filed by us with the SEC and incorporated by reference after the date of this prospectus and before the date that the offering of the shares of common stock offered through this prospectus is terminated will automatically update and, where applicable, supersede any information contained in this prospectus or incorporated by reference in this prospectus.

     The Goldman Sachs Group, Inc. incorporates by reference into this prospectus the following documents or information filed with the SEC (File No. 001-14965):

        (1) Annual Report on Form 10-K for the fiscal year ended November 24, 2000;

        (2) Quarterly Report on Form 10-Q for the fiscal quarter ended February 23, 2001;

        (3) Current Report on Form 8-K, dated December 19, 2000;

        (4) Current Report on Form 8-K/A, dated January 16, 2001;

        (5) Current Report on Form 8-K/A, dated February 16, 2001;

        (6) Current Report on Form 8-K, dated March 20, 2001;

        (7) The description of common stock contained in the Registration Statement on Form 8-A, dated April 27, 1999, of The Goldman Sachs Group, Inc., filed with the SEC under Section 12(b) of the Securities Exchange Act of 1934; and

        (8) All documents filed by The Goldman Sachs Group, Inc. under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and before the termination of this offering.

     We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon his or her written or oral request, a copy of any or all documents referred to above which have been or may be incorporated by reference into this prospectus, excluding exhibits to those documents unless they are specifically incorporated by reference into those documents. You can request those documents from our Director of Investor Relations, 10 Hanover Square, New York, New York 10005, telephone (212) 357-2674.

                                USE OF PROCEEDS

     All of the shares of our common stock offered by this prospectus will be sold by Kamehameha Activities Association. As a result, we will not receive any of the proceeds from the sale of these shares.

                              SELLING SHAREHOLDER

     The 4,032,513 shares of common stock covered by this prospectus are being sold by Kamehameha Activities Association, subject to the applicable registration rights agreement.

     The following table sets forth:

     - the name of the selling shareholder;

     - the number of shares, and the percentage of common stock, beneficially owned by the selling shareholder before the offering;

     - the number of shares being offered by the selling shareholder;

     - the number of shares, and the percentage of common stock, to be beneficially owned by the selling shareholder after the completion of the offering.

                                           SHARES BENEFICIALLY                    SHARES BENEFICIALLY
                                              OWNED BEFORE                            OWNED AFTER
                                                OFFERING                               OFFERING
                                           -------------------     NUMBER OF      -------------------
           SELLING SHAREHOLDER              NUMBER     PERCENT   SHARES OFFERED    NUMBER     PERCENT
           -------------------             ---------   -------   --------------   ---------   -------
Kamehameha Activities Association(1).....  9,487,710     2.0       4,032,513      5,455,197     1.1

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(1) Kamehameha Activities Association is the owner of the shares to be offered. The Estate of Bernice Pauahi Bishop, an affiliate of Kamehameha Activities Association, is joining in and consenting to the sale.

    Kamehameha Activities Association in the ordinary course of business is an investor in a number of Goldman Sachs' merchant banking funds and from time to time is a party to other transactions with Goldman Sachs. These investments and transactions are negotiated on an arm's-length basis and contain customary terms and conditions.

                          DESCRIPTION OF CAPITAL STOCK

     Pursuant to our amended and restated certificate of incorporation, our authorized capital stock consists of 4,350,000,000 shares, each with a par value of $0.01 per share, of which:

     - 150,000,000 shares are designated as preferred stock, none of which are outstanding;

     - 4,000,000,000 shares are designated as common stock, 481,884,744 shares of which were outstanding as of March 30, 2001; and

     - 200,000,000 shares are designated as nonvoting common stock, none of which are outstanding.

All outstanding shares of common stock are validly issued, fully paid and nonassessable.

     The shareholders' agreement contains provisions relating to the voting and disposition of certain shares of common stock. See "Shareholders' Agreement" for a discussion of those provisions.

                                PREFERRED STOCK

     Our authorized capital stock includes 150,000,000 shares of preferred stock. Our board of directors is authorized to divide the preferred stock into series and, with respect to each series, to determine the designations and the powers, preferences and rights, and the qualifications, limitations and restrictions thereof, including the dividend rights, conversion or exchange rights, voting rights, redemption rights and terms, liquidation preferences, sinking fund provisions and the number of shares constituting the series. Our board of directors could, without shareholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power of the holders of common stock and which could have certain anti-takeover effects.

                                  COMMON STOCK

     Each holder of common stock is entitled to one vote for each share owned of record on all matters submitted to a vote of shareholders. There are no cumulative voting rights. Accordingly, the holders of a plurality of the shares of common stock voting for the election of directors can elect all the directors if they choose to do so, subject to any voting rights of holders of preferred stock to elect directors. For a discussion of the ability of the parties to the shareholders' agreement to elect all of our directors, see "Shareholders' Agreement".

     Subject to the preferential rights of any holders of any outstanding series of preferred stock, the holders of common stock, together with the holders of the nonvoting common stock, are entitled to such dividends and distributions, whether payable in cash or otherwise, as may be declared from time to time by our board of directors from legally available funds. Subject to the preferential rights of holders of any outstanding series of preferred stock, upon our liquidation, dissolution or winding-up and after payment of all prior claims, the holders of common stock, with the shares of the common stock and the nonvoting common stock being considered as a single class for this purpose, will be entitled to receive pro rata all our assets. Any dividend in shares of common stock paid on or with respect to shares of common stock may be paid only with shares of common stock. Other than the shareholder protection rights discussed below, holders of common stock have no redemption or conversion rights or preemptive rights to purchase or subscribe for securities of Goldman Sachs.

                             NONVOTING COMMON STOCK

     The nonvoting common stock has the same rights and privileges as, ranks equally and shares proportionately with, and is identical in all respects as to all matters to, the common stock, except that the nonvoting common stock has no voting rights other than those voting rights required by law.

                         SHAREHOLDER PROTECTION RIGHTS

     Each share of common stock has attached to it a shareholder protection right. The shareholder protection rights are currently represented only by the certificates for the shares and will not trade separately from the shares unless and until:

     - it is announced by Goldman Sachs that a person or group has become the beneficial owner of 15% or more of the outstanding common stock (other than persons deemed to beneficially own common stock solely because they are parties to the shareholders' agreement, members of the shareholders' committee or certain other persons)(an "acquiring person"); or

     - ten business days (or such later date as our board of directors may fix by resolution) after the date a person or group commences a tender or exchange offer that would result in such person or group becoming an acquiring person.

If and when the shareholder protection rights separate and prior to the date of the announcement by Goldman Sachs that any person has become an acquiring person, each shareholder protection right will entitle the holder to purchase 1/100 of a share of Series A participating preferred stock for an exercise price of $250. Each 1/100 of a share of Series A participating preferred stock would have economic and voting terms equivalent to one share of common stock.

     Upon the date of the announcement by Goldman Sachs that any person or group has become an acquiring person, each shareholder protection right (other than shareholder protection rights beneficially owned by the acquiring person or their transferees, which shareholder protection rights become void) will entitle its holder to purchase, for the exercise price, a number of shares of common stock having a market value of twice the exercise price. Also, if, after the date of the announcement by Goldman Sachs that any person has become an acquiring person, the acquiring person controls our board of directors and:

     - Goldman Sachs is involved in a merger or similar form of business combination and (i) any term of the transaction provides for different treatment of the shares of capital stock held by the acquiring person as compared to the shares of capital stock held by all other shareholders or
       (ii) the person with whom such transaction occurs is the acquiring person or an affiliate thereof; or

     - Goldman Sachs sells or transfers assets representing more than 50% of its assets or generating more than 50% of its operating income or cash flow to any person other than Goldman Sachs or its wholly owned subsidiaries, then each shareholder protection right will entitle its holder to purchase, for the exercise price, a number of shares of capital stock with the greatest voting power in respect of the election of directors of either the acquiring person or the other party to such transaction, depending on the circumstances of the transaction, having a market value of twice the exercise price. If any person or group acquires from 15% to and including 50% of the common stock, our board of directors may, at its option, exchange each outstanding shareholder protection right, except for those held by an acquiring person or their transferees, for one share of common stock.

     The shareholder protection rights may be redeemed by our board of directors for $0.01 per shareholder protection right prior to the date of the announcement by Goldman Sachs that any person has become an acquiring person. Our charter permits this redemption right to be exercised by our board of directors (or certain directors specified or qualified by the terms of the instrument governing the shareholder protection rights).

     The shareholder protection rights will not prevent a takeover of Goldman Sachs. However, these rights may cause substantial dilution to a person or group that acquires 15% or more of the common stock unless the shareholder protection rights are first redeemed by our board of directors.

              LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     Our charter provides that a director of Goldman Sachs will not be liable to Goldman Sachs or its shareholders for monetary damages for breach of fiduciary duty as a director, except in certain cases where liability is mandated by the Delaware General Corporation Law. Our by-laws provide for indemnification, to the fullest extent permitted by law, of any person made or threatened to be made a party to any action, suit or proceeding by reason of the fact that such person is or was a director or officer of Goldman Sachs, or is or was a director of a subsidiary of Goldman Sachs, or is or was a member of the shareholders' committee acting under the shareholders' agreement or, at the request of Goldman Sachs, serves or served as a director or officer of or in any other capacity for, or in relation to, any other enterprise, against all expenses, liabilities, losses and claims actually incurred or suffered by such person in connection with the action, suit or proceeding. Our by-laws also provide that, to the extent authorized from time to time by our board of directors, Goldman Sachs may provide to any one or more employees and other agents of Goldman Sachs or any subsidiary or other enterprise, rights of indemnification and to receive payment or reimbursement of expenses, including attorneys' fees, that are similar to the rights conferred by the by-laws on directors and officers of Goldman Sachs or any subsidiary or other enterprise.

                  CHARTER PROVISIONS APPROVING CERTAIN ACTIONS

     Our charter provides that our board of directors may determine to take the following actions, in its sole discretion, and Goldman Sachs and each shareholder of Goldman Sachs will, to the fullest extent permitted by law, be deemed to have approved and ratified, and waived any claim relating to, the taking of any of these actions:

     - causing Goldman Sachs to register with the SEC for resale shares of common stock held by our directors, employees and former directors and employees and our subsidiaries and affiliates and former partners and employees of The Goldman Sachs Group, L.P. and its subsidiaries and affiliates; and

     - making payments to, and other arrangements with, certain former limited partners of Goldman Sachs, including managing directors who were profit participating limited partners, in order to compensate them for, or to prevent, significantly disproportionate adverse tax or other consequences arising out of our incorporation.

              SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

     Goldman Sachs is subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes a merger, asset sale or a transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or, in certain cases, within the preceding three years, did own) 15% or more of the corporation's outstanding voting stock. Under Section 203, a business combination between

Goldman Sachs and an interested stockholder is prohibited unless it satisfies one of the following conditions:

     - prior to the time the stockholder became an interested stockholder, the board of directors of Goldman Sachs must have previously approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

     - on consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of Goldman Sachs outstanding at the time the transaction commenced (excluding, for purposes of determining the number of shares outstanding, shares owned by persons who are directors and officers); or

     - the business combination is approved by the board of directors of Goldman Sachs and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     Our board of directors has adopted a resolution providing that neither the shareholders' agreement nor the voting agreements of Sumitomo Bank Capital Markets, Inc. and Kamehameha Activities Association will create an "interested stockholder".

                         CERTAIN ANTI-TAKEOVER MATTERS

     Our charter and by-laws include a number of provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include:

CLASSIFIED BOARD OF DIRECTORS

     Our charter provides for a board of directors divided into three classes, with one class to be elected each year to serve for a three-year term. As a result, at least two annual meetings of shareholders may be required for the shareholders to change a majority of our board of directors. In addition, the shareholders of Goldman Sachs can only remove directors for cause by the affirmative vote of the holders of not less than 80% of the outstanding shares of capital stock of Goldman Sachs entitled to vote in the election of directors. Vacancies on our board of directors may be filled only by our board of directors. The classification of directors and the inability of shareholders to remove directors without cause or to fill vacancies on the board of directors makes it more difficult to change the composition of our board of directors, but promotes a continuity of existing management.

CONSTITUENCY PROVISION

     In accordance with our charter, a director of Goldman Sachs may (but is not required to) in taking any action (including an action that may involve or relate to a change or potential change in control of Goldman Sachs) consider, among other things, the effects that Goldman Sachs' actions may have on other interests or persons (including its employees, former partners of The Goldman Sachs Group, L.P. and the community) in addition to our shareholders.

ADVANCE NOTICE REQUIREMENTS

     Our by-laws establish advance notice procedures with regard to shareholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of shareholders of Goldman Sachs. These procedures provide that notice of such shareholder proposals must be timely given in writing to the Secretary of Goldman Sachs prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at the principal executive offices of Goldman Sachs not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. The notice must contain certain information specified in the by-laws.

NO ABILITY OF SHAREHOLDERS TO CALL SPECIAL MEETINGS

     Our charter and by-laws deny shareholders the right to call a special meeting of shareholders. Our charter and by-laws provide that special meetings of the shareholders may be called only by the board of directors.

NO WRITTEN CONSENT OF SHAREHOLDERS

     Our charter requires all shareholder actions to be taken by a vote of the shareholders at an annual or special meeting, and does not permit our shareholders to act by written consent, without a meeting.

MAJORITY VOTE NEEDED FOR SHAREHOLDER PROPOSALS

     Our by-laws require that any shareholder proposal be approved by a majority of all of the outstanding shares of common stock and not by only a majority of the shares present at the meeting and entitled to vote. This requirement may make it more difficult to approve shareholder resolutions.

AMENDMENT OF BY-LAWS AND CHARTER

     Our charter requires the approval of not less than 80% of the voting power of all outstanding shares of Goldman Sachs' capital stock entitled to vote to amend any by-law by shareholder action or the charter provisions described in this section. Those provisions make it more difficult to dilute the anti-takeover effects of our by-laws and our charter.

BLANK CHECK PREFERRED STOCK

     Our charter provides for 150,000,000 authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable the board of directors to render more difficult or to discourage an attempt to obtain control of Goldman Sachs by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, the board of directors were to determine that a takeover proposal is not in the best interests of Goldman Sachs, the board of directors could cause shares of preferred stock to be issued without shareholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquiror or insurgent shareholder or shareholder group. In this regard, the charter grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of such holders and may have the effect of delaying, deterring or preventing a change in control of Goldman Sachs.

                                    LISTING

     The common stock is listed on the NYSE under the symbol "GS".

                                 TRANSFER AGENT

     The transfer agent for the common stock is Mellon Investor Services LLC.

                            SHAREHOLDERS' AGREEMENT

     Collectively, our current managing directors and former profit participating limited partners beneficially own approximately 260,000,000 shares of common stock, or approximately 54% of the total shares of common stock outstanding. Substantially all of these shares are subject to a shareholders' agreement, which provides for coordinated voting by the parties. Further, both SMBC Capital Markets, Inc., formerly Sumitomo Bank Capital Markets, Inc., and Kamehameha Activities Association have agreed to vote their shares of common stock in the same manner as a majority of the shares held by our current managing directors are voted.

     As a result of these arrangements, the managing directors currently are able to elect our entire board of directors, control the management and policies of Goldman Sachs and, in general, determine, without the consent of the other shareholders, the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of the assets of Goldman Sachs. The managing directors currently are able to prevent or cause a change in control of Goldman Sachs.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Future sales of substantial amounts of common stock in the public market or otherwise, or the perception that such sales may occur, could adversely affect the prevailing market price of our common stock. As described below, a substantial number of shares of common stock are eligible for future sale:

     - Over 250,000,000 shares beneficially owned by our former profit participating limited partners and the former owners of Hull, Spear, Leeds & Kellogg and Benjamin Jacobson & Sons are transferable in three annual installments beginning in May 2002; earlier sales could occur with the consent of, in the case of our former profit participating limited partners, the shareholders' committee and, in the case of the former owners of Hull, Spear, Leeds & Kellogg and Benjamin Jacobson & Sons, our board of directors;

     - SMBC Capital Markets, Inc. (which beneficially owns 14,743,610 shares) has the right commencing May 8, 2001 to sell up to 6,073,083 of its shares of common stock, plus an additional 5,048,722 shares with our consent; earlier sales could occur with our consent;

     - Kamehameha Activities Association (which will beneficially own 5,455,197 shares after the offering) has the right to sell, with our consent, up to 4,130,056 of such shares of common stock prior to May 8, 2002;

     - Over 15,000,000 shares beneficially owned by the former retired limited partners are transferable beginning in May 2002; earlier sales could occur with the consent of our board of directors;

     - Approximately 19,000,000 shares are deliverable to our employees pursuant to restricted stock units granted in connection with our initial public offering in two annual installments beginning in June 2001, assuming the relevant conditions are satisfied; and

     - Approximately 79,000,000 shares are deliverable to our employees in three annual installments beginning on or about the third anniversary of our initial public offering pursuant to restricted stock units and upon exercise of stock options granted in connection with our initial public offering and pursuant to contributions made to our defined contribution plan in connection with our initial public offering, in each case, assuming the relevant conditions are satisfied.

     We also pay a portion of our employees' compensation in equity-based awards and issue equity-based awards to help attract, retain and motivate our employees. Shares may be delivered under these awards from time to time, in accordance with the applicable vesting and delivery provisions.

     We have established a program to permit our former profit participating limited partners and the former owners of our Hull subsidiary (and, when the Rule 144 holding period has been met, the former owners of Spear, Leeds & Kellogg and Benjamin Jacobson & Sons) to sell, in a coordinated manner, a portion of their shares in accordance with the volume and manner of sale limitations of Rule 144 under the Securities Act of 1933.

     On July 31, 2000, the shareholders' committee permitted certain of our former profit participating limited partners to pledge a portion of their shares to obtain loan commitments to make investments from time to time in certain of Goldman Sachs' merchant banking funds. There are currently approximately $333 million of loan commitments outstanding. The loan commitments are for five years, may be drawn upon from time to time and generally require that any loans be collateralized by shares of common stock with a market value four times that of the amount borrowed.

     We may decide in the future to waive the transfer restrictions to permit our former profit participating limited partners or the former owners of Hull, Spear, Leeds & Kellogg or Benjamin Jacobson & Sons to pledge, donate, sell or otherwise transfer their shares of common stock. Any decision by our board of directors or the shareholders' committee to waive the transfer restrictions would be based on market conditions and other factors.

                                  UNDERWRITING

     The Goldman Sachs Group, Inc., Kamehameha Activities Association and Goldman, Sachs & Co. have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, Goldman, Sachs & Co. has agreed to purchase all of the 4,032,513 shares being offered.

     Shares sold by Goldman, Sachs & Co. to the public will initially be offered at the initial price to public set forth on the cover of this prospectus. If all the shares are not sold at the initial price to public, Goldman, Sachs & Co. may change the offering price and the other selling terms.

     In connection with the offering, Goldman, Sachs & Co. may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by Goldman, Sachs & Co. of a greater number of shares than it is required to purchase in the offering. Goldman, Sachs & Co. will need to close out any short sale by purchasing shares in the open market. Goldman, Sachs & Co. is likely to create a short position if it is concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by Goldman, Sachs & Co. in the open market prior to the completion of the offering.

     Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the common stock and may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by Goldman, Sachs & Co. at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

     Because Goldman, Sachs & Co. is a member of the NYSE and because of its relationship to The Goldman Sachs Group, Inc., it is not permitted under the rules of the NYSE to make markets in or recommendations regarding the purchase or sale of the common stock.

     Also, because Goldman, Sachs & Co. is a subsidiary of The Goldman Sachs Group, Inc., the offering is being conducted in accordance with Rule 2720 of the NASD.

     Goldman, Sachs & Co. may not confirm sales to discretionary accounts without the prior written approval of the customer.

     Kamehameha Activities Association estimates that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $400,000.

     The Goldman Sachs Group, Inc. and Kamehameha Activities Association have agreed to indemnify Goldman, Sachs & Co. against certain liabilities, including liabilities under the Securities Act of 1933.

                            VALIDITY OF COMMON STOCK

     The validity of the common stock offered hereby has been passed upon for The Goldman Sachs Group, Inc. by Sullivan & Cromwell, New York, New York.

                                    EXPERTS

     The financial statements of The Goldman Sachs Group, Inc. as of November 24, 2000 and November 26, 1999 and for each of the three years in the period ended November 24, 2000 incorporated by reference in this prospectus and the financial statement schedule incorporated by reference in this prospectus have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The financial statements of SLK LLC and subsidiaries as of September 30, 2000 and September 30, 1999 and for each of the two years in the period ended September 30, 2000 incorporated by reference in this prospectus have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The historical income statement, balance sheet and common share data included in "Selected Consolidated Financial Data" for each of the five fiscal years in the period ended November 24, 2000 incorporated by reference in this prospectus have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     With respect to the unaudited condensed consolidated financial statements of The Goldman Sachs Group, Inc. as of and for the three months ended February 23, 2001 and February 25, 2000 and the unaudited condensed financial statements of SLK LLC and subsidiaries as of and for the nine months ended June 30, 2000 and June 30, 1999 incorporated by reference in this prospectus, PricewaterhouseCoopers LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports dated April 5, 2001 and January 12, 2001, respectively, incorporated by reference in this prospectus state that they did not audit and they do not express an opinion on the unaudited condensed consolidated financial statements. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. PricewaterhouseCoopers LLP is not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited condensed consolidated financial statements because each of these reports is not a "report" or a "part" of the registration statement prepared or certified by PricewaterhouseCoopers LLP within the meaning of Sections 7 and 11 of the Securities Act of 1933.

                      CAUTIONARY STATEMENT PURSUANT TO THE
                PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

     We have included or incorporated by reference in this prospectus statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. It is possible that our actual results may differ, possibly materially, from the anticipated results indicated in these forward-looking statements.

     Information regarding important factors that could cause actual results to differ, perhaps materially, from those in our forward-looking statements is contained under the caption "Item 1: Business -- Certain Factors That May Affect Our Business" in our Annual Report on Form 10-K for the fiscal year ended November 24, 2000, which is incorporated by reference in this prospectus. See "Available Information" above for information about how to obtain a copy of this Annual Report.

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  No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

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                               TABLE OF CONTENTS

                                         Page
                                         ----
Available Information..................    2
Use of Proceeds........................    3
Selling Shareholder....................    3
Description of Capital Stock...........    4
Shareholders' Agreement................    9
Shares Eligible for Future Sale........    9
Underwriting...........................   11
Validity of Common Stock...............   11
Experts................................   12
Cautionary Statement Pursuant to The
  Private Securities Litigation Reform
  Act of 1995..........................   12

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                                4,032,513 Shares
                               THE GOLDMAN SACHS
                                  GROUP, INC.
                                  Common Stock

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                              [GOLDMAN SACHS LOGO]

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                              GOLDMAN, SACHS & CO.

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